SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:  17 May 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 17 May 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 17 May 2007

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Announcement:

‘National Grid plc - Results for the year ended 31 March 2007’

17 May 2007

National Grid plc

Results for the year ended 31 March 2007

HIGHLIGHTS

• Good full year performance
• Earnings per share, excluding US stranded cost recoveries, up 9%
• Full year dividend up 10%
• Average return on equity of 12.4%*
• Delivering on strategy
• UK and US Wireless infrastructure businesses sold in April for £2.7bn
• £1.8bn share buy-back from Wireless sale proceeds announced
• £2.3bn capital investment in 2006/07, over £14bn projected over six years to March 2012
• Significant progress towards completion of the agreed acquisition of KeySpan

FINANCIAL RESULTS FOR CONTINUING OPERATIONS

£ million, at actual exchange rate	Year ended 31 March
	2007	2006	% change
Business performance† (excluding US stranded cost recoveries)
Operating profit	2,031	1,968	3
Pre-tax profit	1,486	1,369	9
Earnings	1,042	998	4
Earnings per share	38.3p	35.2p	9
Earnings per share (including US stranded cost recoveries)	47.7p	45.5p	5

Statutory results (including US stranded cost recoveries)
Operating profit	2,513	2,374	6
Pre-tax profit	1,751	1,718	2
Earnings	1,308	1,181	11
Earnings per share	48.1p	41.6p	16

Dividend per share	28.7p	26.1p	10

Steve Holliday, Chief Executive, said:

“This is another set of good results and we are delivering on all fronts of our strategy.

“We achieved an excellent sale price for our wireless businesses, enabling us to return a further £1.8bn to shareholders. Our investment programme now totals over £14bn, including two new projects which will help safeguard UK energy supplies. We have reported new metrics that deliver on our commitment to improve transparency on our returns. We are making significant progress towards the full integration of our businesses and looking forward, we are ready for the completion of the KeySpan deal.”

_________________________

*Average return over three years. A description of how this return is calculated can be found in the Return Definitions section on page 14.

†Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items and remeasurements. Remeasurements are movements in the carrying value of financial instruments and of commodity contracts that arise from changes in mark-to-market values or in exchange rates and are reflected in the income statement to the extent that hedge accounting is not achieved or is not fully effective. Further details are provided in Note 3 on page 23. A reconciliation of Business performance (including US stranded cost recoveries of £423m, £254m after tax) to Statutory results is provided in the consolidated income statement on page 16.

OUR STRATEGY

Our aim is to drive shareholder value with a simple and highly focused strategy, centred on the ownership and operation of large scale asset intensive businesses. We will:

•	Focus on the electricity and gas sector
•	Focus on our priority markets in the UK and US.

We will drive performance and value by fully integrating our operations, deploying best practice and common processes across the organisation, and maintaining our financial discipline. We will continue to focus on the provision of a safe, reliable, efficient and responsible service to our customers.

Financing of our businesses will be consistent with maintaining an efficient balance sheet. We will not hold surplus cash, either through assets or an under-geared balance sheet, but will return this to shareholders.

OUR DELIVERY

We have made significant progress in implementing our strategy in the past year. We have delivered a good financial performance, growing earnings per share and the dividend, with an average return on equity of 12.4% over three years.

During the year we made significant progress towards the acquisition of KeySpan. With five clearances or approvals achieved in 2006, we are pleased to have made progress on two more key milestones in 2007. We announced in March that we had reached agreement in principle with the Long Island Power Authority (LIPA) on the renewal of contracts for the provision of electricity transmission and distribution system management and operation services on Long Island. In April we announced that we had reached agreement in principle with the New Hampshire Public Utilities Commission staff and other parties on the transaction. Commission hearings on the formal filing are scheduled for the end of this month. Subject to that outcome, the remaining approval required for this transaction is from the New York Public Service Commission (NYPSC). This process is taking longer than we had originally expected. In March, we entered into settlement discussions with the NYPSC staff. These have now concluded and we are now working to an extended procedural schedule. We expect to complete the transaction in the autumn.

In August, we completed our $575m acquisition of the Rhode Island assets of New England Gas. This has added around 245,000 natural gas customers to our business and made a positive contribution to earnings this year.

We sharpened our focus on our priority markets in April, with the sale of our UK Wireless business for £2.5bn to Macquarie UK Broadcast Ventures Limited. Following our announcement in November of our intent to demerge our Wireless business, various parties approached us seeking to purchase that business. The Board concluded, following a competitive process, that a sale represented the most attractive and certain outcome for our shareholders. We have also agreed the sale of our US Wireless business for $290m (around £150m) in cash to WGN Acquisition LLC, a company jointly owned by M/C Venture Partners and Wachovia Capital Partners.

The process of restructuring our activities into global lines of business for Transmission, Gas Distribution, Electricity Distribution, and Non-Regulated Businesses is now complete. We are today reporting on these business lines. The Board is conducting a thorough selection process for an Executive Director for Electricity Distribution, which is expected to conclude during the summer. In addition, our Shared Service, Global IS and Global Finance organisations are now substantially in place and are providing a common framework in support of our asset based operations.

In each of our lines of business we are rolling out plans to integrate our operations fully. A variety of change programmes in each line of business provide a disciplined framework for deploying common systems and processes and best practices across our geographies. These plans will benefit customers and shareholders through improvements in customer service, reliability, safety, environmental and financial performance. This framework provides an excellent platform for the swift integration of KeySpan into our new lines of business and we are well positioned to ‘hit the ground running’ at completion for delivery of the $200m identified annual synergy savings.

LOOKING AHEAD

We aim to build on the success of the past year and make further progress in delivering on our strategic objectives.

In November we announced our intention to sell Basslink, our electricity interconnector in Australia, and have now started a competitive sale process which we expect to complete in late summer 2007.

The announced return of £1.8bn following the sale of our UK Wireless business, together with the planned return of the remaining US stranded asset cash flows (estimated at $1.7bn over five years), demonstrates our commitment to continued balance sheet optimisation. Following completion of the acquisition of KeySpan, the sale of our Wireless businesses and the associated return of capital, and the sale of Basslink, National Grid expects to have increased gearing with net debt of around £18bn.

Investment in our existing businesses will remain a key focus. This year we invested £2.3bn and in the six years to March 2012 we expect our investment in electricity and gas infrastructure to total over £14bn. This investment will be financed from internal cashflow and borrowings.

In the UK electricity and gas markets, our investment is driven by changes in sources of gas supply, the development of the UK Government’s energy policy and the need for asset replacement. In Transmission, our UK investment for the five years to 2012 has been agreed with Ofgem and will be remunerated under the regulatory price control that came into effect on 1 April 2007. In Gas Distribution we are currently in discussion with Ofgem on the regulatory price control for the five years to March 2013, and one of the key topics will be our gas distribution investment requirements. Ofgem is expected to publish final proposals in December 2007. By March 2012 our investment in the UK is expected to total around £11.7bn, including £1.8bn in non-regulated projects, and we project that the value of our UK regulatory asset base will have grown by over 35%.

In the US electricity and gas markets, investment is being driven by demand growth, customer additions, reliability, and the need for asset replacement. Our investment reached a record annual level in 2006/07, and by March 2012 our investment in our existing US operations is expected to total around £2.7bn. Our New England electricity distribution and New York rate plans assume a base level of investment, and while investment above this has the effect of suppressing our returns in the short term, it is necessary to deliver the levels of reliability and customer service required. We believe that this incremental investment will be recognised in our rate base in future rate plan filings.

Today we are reporting a series of financial return metrics that give greater transparency on National Grid’s overall performance, and our performance against our regulatory contracts. These are the metrics by which we will judge the performance of our various businesses and we will report against them on an annual basis. A description of how these returns are calculated can be found in the Return Definitions section on page 14.

NATIONAL GRID AND CLIMATE CHANGE

Energy and climate change policy are high on the world agenda. In our view, climate change represents both a challenge and opportunity for National Grid, and society in general. We believe that utilities can help customers reduce energy demand, while providing a reliable supply, and we see opportunities to expand our business in ways that benefit the environment, our customers, and our shareholders. Our approach is simple. We will:

•	Adopt a low carbon business model
•	Support the development of low carbon energy markets
•	Advocate the benefits of a low carbon economy.

We have achieved a 35% reduction in our CO2 emissions (from our verified baseline), having already met the Kyoto Agreement 2012 targets for the UK and US. We are planning to use renewable sources of energy for all our own-use electricity needs by 2010, and well before 2050 we aim to have reduced greenhouse gas emissions from our processes, operations and offices by 60%.

We will work with regulators, policy makers and governments to reshape regulatory frameworks in the electricity and gas markets in which we operate. Our role at the centre of these markets allows us to support change that will benefit our customers, our shareholders and the environment. In our operational system statements in the UK and US we plan to include information on the implications future energy demand will have for meeting climate change targets, so that our customers and market participants are better able to respond to these drivers, and we will seek to align our incentives and revenues with actions that promote both energy efficiency and security of supply.

National Grid has for many years been rated as a leader in the field of sustainable development and corporate responsibility. Dow Jones currently rates National Grid as the most sustainable and responsible multi-utility in the world. For the past four years, we have been the top utility in the UK Business in the Community Corporate Responsibility Index and are rated as “Platinum” and a Top 10 Global Leader. In the US, the Department of Energy’s National Renewable Energy Laboratory has named our renewable energy programme in its Top 10 ranking of utility green power programmes.

DIVIDEND AND SHARE BUY-BACK

The Board is recommending a final dividend of 17.8p per ordinary share ($1.7638 per American Depository share (ADS)), bringing the full-year dividend to 28.7p per ordinary share ($2.7917 per American Depository share (ADS)). This is a 10% increase on the prior year dividend, in sterling. The final dividend is to be paid on 22 August 2007 to shareholders on the register as at 8 June 2007.

Under our US rate plans, cash flows from stranded assets in our Electricity Distribution business are scheduled to end in 2011 and do not form part of our core on-going business. We therefore exclude them from our dividend policy, and in November we announced a share buy-back programme to return cash flows from our US stranded assets. During the year we repurchased and cancelled 22m shares at a cost of £169m. The balance of stranded asset cash flows through to 2011 is estimated at around $1.7bn and of this, we expect to receive and return around $300m through share buy-backs during 2007/08.

Our dividend for the year is covered 1.3 times by earnings per share from continuing operations, excluding earnings from our US stranded assets.

During 2007/08 and the first part of 2008/09 our share buy-back programme will be extended to return a further £1.8bn of proceeds from the sale of our Wireless businesses.

We maintain our aim to increase dividends per ordinary share expressed in sterling by 7% in each financial year through to 31 March 2008. We will be announcing an update to our longer term policy later in the current financial year.

FINANCIAL RESULTS PRESENTATION

Unless otherwise stated, all financial commentaries are given on a business performance basis, at actual exchange rates. Business performance represents the results for continuing operations before exceptional items and mark-to-market remeasurements of commodity contracts and financial instruments that are held for economic hedging purposes but did not achieve hedge accounting. Commentary provided in respect of results after exceptional items and certain mark-to-market remeasurements is described as ‘statutory’.

REVIEW OF FINANCIAL RESULTS FOR CONTINUING OPERATIONS

Operating profit, excluding US stranded cost recoveries, was £2,031m, up 3% on the prior year (up 5% on a constant currency basis‡). This was primarily driven by good results in our Transmission and Electricity Distribution businesses, which more than offset lower operating profit in Gas Distribution.

Net finance costs decreased 9% on the prior year to £547m, mainly as a result of favourable short-term cash investments and an increased pension credit. The effective interest rate on net debt for the year was 5.6%, and 5.95% excluding favourable short-term cash investments. Profit before tax, excluding US stranded cost recoveries, was up 9% to £1,486m from £1,369m. The tax charge on profit, excluding US stranded cost recoveries, was £442m, £73m higher than the prior year. The effective tax rate for the year, after US stranded cost recoveries, increased to 32%.

Earnings, excluding US stranded cost recoveries, were up 4% on the prior year at £1,042m. On the same basis, earnings per share increased 9% from 35.2p last year to 38.3p, reflecting the year-on-year impact of share consolidation following the return of £2bn to shareholders in August 2005, and our share buyback programme relating to US stranded asset cash flows.

US stranded cost recoveries added 9.4p to earnings per share, with an operating profit contribution of £423m (£254m after tax). Including this contribution, earnings per share for the year were 47.7p.

Exceptional items and remeasurements for continuing operations increased earnings by £12m after tax. These comprised restructuring costs of £22m (£10m after tax), a commodity remeasurement gain of £62m (£37m after tax), exceptional finance charges of £45m (£31m after tax) and a net financial instrument remeasurement loss of £153m (£16m gain after tax, including a £56m tax credit in respect of prior years). After these items and minority interests, statutory earnings for continuing operations attributable to shareholders were £1,308m. Statutory basic earnings per share from continuing operations increased 16% to 48.1p, up from 41.6p in the prior year. Profit from discontinued operations was £86m, leading to statutory basic earnings per share of 51.3p.

National Grid’s operating cash flows from continuing operations, before exceptional items and taxation, were £88m higher than the prior year at £3,176m.

Organic investment in our continuing businesses increased by 23% to £2.3bn, primarily due to increased capital expenditure on new gas transmission infrastructure in the UK.

Our net debt rose to £11.8bn at 31 March 2007 compared with £10.9bn at 31 March 2006, mainly due to the increased level of capital spend, the acquisition of the Rhode Island assets of New England Gas and the return of £169m through our share buyback programme.

Our average return on equity was 12.4% over a three year period, and 14.1% in 2006/07.

_________________________

‡‘Constant currency basis’ refers to the reporting of the actual results against the prior period results which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the year ended 31 March 2007, which was $1.91 to £1.00. The average rate for the year ended 31 March 2006 was $1.79 to £1.00.

REVIEW OF TRANSMISSION OPERATIONS

Summary results	Year ended 31 March
(£m)	2007	2006	% change
Revenue and other operating income	3,091	3,020	2
Operating costs	(1,644)	(1,627)	(1)
Depreciation and amortisation	(393)	(422)	7
Operating profit – actual exchange rate	1,054	971	9
Operating profit – constant currency	1,054	963	9

Operating profit by geographical segment	Year ended 31 March
(£m, at constant currency)	2007	2006	% change
UK	946	844	12
US	108	119	(9)
Operating profit	1,054	963	9

Capital investment*	Year ended 31 March
(£m, at actual FX)	2007	2006	% change
UK	1,235	849	45
US	108	91	19
Capital investment	1,343	940	43

* Excludes capital expenditure in relation to emissions trading in the UK.

Regulatory asset value and rate base	Year ended 31 March
	2007	2006	% change
UK – RAV (£m)
Electricity transmission	5,976	5,605	7
Gas transmission US – rate base ($m)*	3,337	2,749	21

New England Power**	760	790	(4)

Returns	Year ended 31 March
	2007	2006
UK – operational return (real)
Electricity transmission	4.7%	4.5%
Gas transmission***	7.8%	6.3%
US – regulatory return on equity* (nominal)
New England Power**	12.8%	9.5%

* In New York, our electricity and gas, transmission and distribution activities (including our US stranded cost recoveries) make a combined regulatory filing each calendar year. The combined New York rate base and returns are reported in our Electricity Distribution business line.

** Based on New England Power common equity excluding goodwill.

*** For the year ended 31 March 2006 gas transmission and distribution returns in the UK are reported together as a single blended return.

Transmission delivered a good operational and financial performance in 2006/07. Our electricity transmission operations in the UK saw the lowest number of loss of supply incidents in the last five years and with over 99.999% of demand met for the 16th consecutive year, our reliability performance remains among the best in the world.

Operating profit increased to £1,054m, up 9%. This was primarily driven by a 9% increase in electricity transmission allowed revenue in the UK. This followed the one-year price control extension which came into effect on 1 April 2006 and added £103m to operating profit. The impact of timing on the recovery of income led to a year-on-year adverse effect of £64m, due to the combination of a £42m over-recovery in 2005/06 and an under-recovery of £22m in 2006/07. As expected, depreciation charges were lower than in the prior year by £27m, mainly as a result of reduced early asset write-offs. Other items, mainly non-recurring items, increased operating profit by a net £25m compared to the prior year. Movement in exchange rates had a £8m year-on-year negative impact on operating profit.

We measure the financial performance of our UK regulated businesses using an operational return metric. This metric is comparable with that used by Ofgem to define the allowed return in our regulated business (the ‘vanilla’ return), which is currently 5.05%. In our electricity transmission business in the UK we achieved a 4.7% operational return in 2006/07. In our gas transmission business in the UK we achieved a 7.8% operational return in 2006/07.

In the US we measure our financial performance against the allowed regulatory return on equity, the basis used by our regulators in the US for setting rates. In New England Power we achieved a 12.8% regulatory return on equity in 2006/07. New York electricity transmission and distribution operate under a single rate plan together with US stranded cost recoveries. Our New York rate base and returns are reported in our Electricity Distribution business line.

Capital investment in Transmission increased by 43% during the year to £1,343m, mainly driven by a more than doubling of investment in new gas transmission infrastructure in the UK. Projects included:

•	£352m on the Milford Haven to Aberdulais gas pipeline
•	£290m on electricity asset replacement in the UK
•	£232m on electricity demand connections and other load-related infrastructure in the UK

•	£108m in electricity transmission in the US in support of improving reliability, accommodating load growth, changing demand patterns and meeting regulatory requirements.

Other smaller projects together accounted for a further £361m of investment.

In December we accepted Ofgem’s final proposals for the UK Transmission Owner Price Controls for the five years from 1 April 2007. This agreement provides for baseline investment of £4.4bn over the period which will increase our Transmission UK Regulatory Asset Value (RAV) to over 40% above its 1 April 2006 level. Ofgem also recognised the potential for additional customer driven load-related capital investment and provided for this through revenue drivers. These mechanisms provide for the recovery of and return on incremental investment through revenue adjustments in future periods, providing significant upside potential above the baseline allowance. This regulatory contract underpins our transmission revenues in the UK and overall will result in baseline real revenue increases of:

•	7% in electricity transmission in 2007/08 and annual increases of 2% plus inflation to March 2012
•	17% in gas transmission in 2007/08 and annual inflation increases to March 2012.

In March we awarded contracts for £2.5bn of this investment with our 14 transmission alliance partner organisations. These partnerships were established as a direct transfer of best practice from our Gas Distribution business where our mains replacement alliances have performed very successfully.

In the US, improving our electricity transmission reliability performance is a significant driver of investment and, together with new customer connections and additional load-related infrastructure investment, we expect capital expenditure to total around £1bn in our New England and New York transmission networks by March 2012. In New England, this investment is added to the rate base on a monthly basis and under FERC regulations can earn a base return on equity of 10.9%.

As our asset base grows we will see an associated increase in depreciation charges in the years ahead. Additionally, in the UK, we expect to see a rise in operating costs, principally driven by higher workload, including ‘quasi-capex’, the operating expenditure associated with the increased capital investment programme. ‘Quasi-capex’ is explicitly recognised by Ofgem in the new price control period and it is treated as investment for regulatory purposes and is added to the regulatory asset base.

Over the last two years conditions in the UK electricity and gas supply markets have driven unprecedented demand for French interconnector capacity and LNG storage capacity and resulted in revenues more than double the historic normal in those businesses. Capacity auction results this year have indicated that these market conditions no longer prevail and looking ahead, we expect revenues in those businesses to return closer to historic levels.

REVIEW OF GAS DISTRIBUTION OPERATIONS

Summary results	Year ended 31 March
(£m)	2007	2006	% change
Revenue and other operating income	1,837	1,797	2
Operating costs	(1,163)	(1,087)	(7)
Depreciation and amortisation	(194)	(180)	(8)
Operating profit – actual exchange rate	480	530	(9)
Operating profit – constant currency	480	527	(9)

Operating profit by geographical segment	Year ended 31 March
(£m, at constant currency)	2007	2006	% change
UK	409	483	(15)
US	71	44	61
Operating profit	480	527	(9)

Capital investment	Year ended 31 March
(£m, at actual FX)	2007	2006	% change
UK capex	157	149	5
UK repex	333	295	13
US	36	25	44
Capital investment	526	469	12

Regulatory asset value and rate base*	Year ended 31 March
	2007	2006	% change
UK – RAV (£m)
Gas distribution	5,596	5,492	2

Returns*	Year ended 31 March
	2007	2006
UK – operational return (real)
Gas distribution**	4.4%	6.3%

* National Grid acquired the Rhode Island gas distribution assets of New England Gas in August 2006. At this time, National Grid has not made any regulatory filings for Rhode Island gas distribution and therefore returns and rate base have not been reported this year. In New York, our electricity and gas, transmission and distribution activities (including our US stranded cost recoveries) make a combined regulatory filing each calendar year. The combined New York rate base and returns are reported in our Electricity Distribution business line.

** For the year ended 31 March 2006 gas transmission and gas distribution returns in the UK are reported together as a single blended return.

Operating profit from Gas Distribution, at £480m, was down 9%.

Net formula income in the UK was up £4m, with the benefit of an average 9% price increase in October largely offset by the impact of delivery volumes being significantly lower than the prior year. The average winter temperature in the UK was the second warmest since 1914, resulting in delivery volumes lower by 28TWh. This, together with weather adjusted underlying volumes lower by 16TWh, led to an under-recovery of income of £42m in 2006/07 which, combined with a £10m under-recovery in 2005/06, resulted in a net year-on-year adverse timing effect on the recovery of income of £32m.

In August we completed our acquisition of the Rhode Island assets of New England Gas. This has added around 245,000 natural gas customers to our business and made a £17m contribution to operating profit.

The expected increase in depreciation charges in the UK further reduced operating profit by £9m in 2006/07, following increased investment in the UK in prior years. Pass-through costs, principally business rates, were £23m higher year-on-year and workload related costs, as expected, were £16m higher, mainly as a result of additional maintenance, service cut-offs and changes in metering workload. Other items added a net £12m to operating profit. Movement in exchange rates had a £3m year-on-year negative impact on operating profit.

During the year our gas distribution alliance partnerships in the UK have continued to deliver our mains replacement programme, with 1,850km of mains laid, some 5% higher than the previous year, resulting in total replacement expenditure (repex) of £333m. We have also continued to invest in network infrastructure projects in the UK and US, resulting in total capital expenditure (including repex) of £526m.

We measure the financial performance of our UK regulated businesses using an operational return metric. This metric is comparable with that used by Ofgem to define the allowed return in our regulated business (the ‘vanilla’ return), which is currently 5.05%. In our gas distribution business in the UK we achieved a 4.4% operational return in 2006/07.

In December we accepted Ofgem’s final proposals for the UK Gas Distribution One-year Price Control to March 2008, this price control came into effect on 1 April 2007. The price control process reviewed our historic capital expenditure above the level assumed when the control was set in 2001/02 and allowed 93% of this additional investment to be added into the regulatory asset base, five years after it was incurred. In addition, Ofgem made some positive changes to the determination of our revenue allowance. In 2007/08 shrinkage gas costs, which have historically impacted operating profit, will be principally treated as a pass-through item. Also, in 2007/08 our revenue allowance will no longer be dependent on delivery volumes, and our pricing formula now includes a reduced delivery volume component – a move that will improve stability in our revenues. Overall, this price control will result in an 11% increase in allowed revenue in 2007/08.

We are currently in discussion with Ofgem on the regulatory price control for the five years to March 2013, and one of the key areas of discussion will be our gas distribution investment requirements. Our submissions project a total capital investment of around £3.4bn (including repex of around £2.3bn, 50% of which is treated as operating expenditure for regulatory purposes, but is capitalised under IFRS). We expect that this investment will raise our Gas Distribution UK Regulatory Asset Value (RAV) to around 30% above its 1 April 2006 level. Ofgem is expected to publish initial proposals at the end of May 2007 and final proposals in December 2007.

Our Gas Distribution activities in Rhode Island currently operate under a rolling rate plan.

REVIEW OF ELECTRICITY DISTRIBUTION OPERATIONS

Summary results	Year ended 31 March
(£m)	2007	2006	% change
Revenue and other operating income	3,005	3,136	(4)
Operating costs	(2,514)	(2,693)	7
Depreciation and amortisation	(127)	(126)	(1)
Operating profit – actual exchange rate	364	317	15
Operating profit – constant currency	364	297	23
Stranded cost recoveries – constant currency	423	457	(7)

Capital investment	Year ended 31 March
(£m, at actual FX)	2007	2006	% change
Capital investment	218	219	(0)

Rate base	Year ended 31 December
($m)	2006	2005	% change
Massachusetts	1,318	1,269	4
New York*	6,296	6,232	1

Regulatory return on equity (nominal)	Year ended 31 December
	2006	2005
Massachusetts	10.5%	12.3%
New York*	9.6%	11.0%

* In New York, our electricity and gas, transmission and distribution activities (including our US stranded cost recoveries) make a combined regulatory filing each calendar year. The combined New York rate base and returns are reported here for the rate years ended 31 October.

Operating profit from Electricity Distribution increased by 15% to £364m in 2006/07. Revenues, excluding pass-through commodity costs, increased by £91m compared to the prior year, principally driven by the recovery of costs incurred in previous periods through our New York deferral account. In addition, the timing of rate adjustments for pass-through items has led to a year-on-year benefit of £23m, mainly due to an over-recovery of commodity costs in Rhode Island. Depreciation and amortisation charges were £9m higher than the prior year. Higher operational expenditure driven by our reliability enhancement programme, and an increase in bad debts due to higher commodity costs further impacted operating profit by £19m. In 2006/07 we experienced one of the worst years for storms in our US operational history, resulting in a £43m impact on operating profit compared to the prior year. This was principally due to a major snow storm in the Buffalo area in October and a major ice storm in the Albany area in January. Our US rate plans have mechanisms under which we can recover certain major storm costs and we expect to recover the majority of these costs in future periods. Other items, mainly pensions related, resulted in a net £24m increase in operating profit. Movement in exchange rates had a £20m year-on-year negative impact on operating profit.

Our US stranded cost recoveries delivered £423m of operating profit. As expected, this was lower than the prior year which included the settlement benefit received from USGen New England Inc. following its bankruptcy filing. Additionally, movement in exchange rates had a £32m year-on-year negative impact. US stranded cost recoveries include certain contract settlements that have no net impact on cashflow, and excluding these, post-tax cashflow was £157m. This cashflow was returned to shareholders as part of our £169m share buy-back.

In accordance with our New York rate plan we make biannual filings to recover amounts recorded in the ‘deferral account’, and following the last filing in 2005 we received approval to recover $150m during 2007/08, the majority of which is recovered in our Electricity Distribution line of business. In March the New York Public Service Commission staff completed their audit of the deferral account and confirmed a forecast balance of around $500m as at 31 December 2007. We will make our next deferral account filing later this year, which will update the forecast balance to 31 December 2009, reflecting the current approved recoveries and actual deferrals for the period since our 2005 filing.

We measure our US financial performance against the allowed regulatory return on equity (RoE), the basis used by our regulators in the US for setting rates. These return measures are calculated on a US GAAP basis and so do not reflect certain operating profit or cash flows as reported and measured under IFRS, for instance recoveries from our New York deferral account.

In Massachusetts, the RoE for the calendar year ending 31 December 2006 was 10.5%; this rate plan is currently in the “indexing” phase, which requires that its delivery rates remain at 88% of an index of regional peers and as such, there is no formal allowed RoE. The RoE declined compared to the prior year, principally driven by increased bad debts combined with increased capital and operational spending under our reliability enhancement programme. Year-on-year delivery volumes were lower, due to less favourable weather reducing demand, and slower regional growth.

In New York, the combined regulatory RoE includes electricity transmission, electricity distribution, gas distribution and US stranded cost recoveries. For the rate year ending 31 October 2006 this was 9.6%, lower than the allowed RoE of 10.6%, principally as a result of an increase in the regulated equity base.

Capital expenditure was in line with the prior year at £218m, with investment under our reliability enhancement programme up £19m year-on-year at £41m, offset by completion of our Nantucket cable project which became operational in 2005/06.

Over the next five years, our reliability enhancement programme will continue to be a key factor in our Electricity Distribution performance. This programme forms a significant element of our capital investment plans and also includes increased maintenance and vegetation management spending. We aim to offset the operating cost impact of increasing reliability spending through efficiency improvements driven by our Electricity Distribution Business Review, supported by our extended labour agreements in New York and New England.

Improving our reliability performance will continue to be a key driver on capital expenditure, together with new customer connections and additional load-related infrastructure investment. We expect capital expenditure in our electricity distribution networks in New England and New York to total around £1.4bn by March 2012. In both cases, our rate plans assume a base level of investment and while investment above this has the effect of suppressing our returns in the short term, it is necessary to deliver the levels of reliability and customer service required. We believe that this incremental investment will be recognised in our rate base in future rate plan filings.

REVIEW OF NON-REGULATED AND OTHER ACTIVITIES

Summary results	Year ended 31 March
(£m)	2007	2006	% change
Revenue and other operating income	638	775	(18)
Operating costs	(348)	(465)	25
Depreciation and amortisation	(157)	(160)	2
Operating profit	133	150	(11)

Operating profit by principal activities	Year ended 31 March
(£m)	2007	2006	% change
Metering	103	97	6
Grain LNG	9	6	50
Property	86	88	(2)
Other	(65)	(41)	(59)
Operating profit	133	150	(11)

Capital investment	Year ended 31 March
(£m, at actual FX)	2007	2006	% change
Metering	149	112	33
Grain LNG	94	136	(31)
Property	7	54	(87)
Other	8	(23)	-
Capital investment	258	279	(8)

Operating profit from our Non-regulated and Other activities was lower than the prior year at £133m. A good performance in our Metering and Grain LNG businesses was more than offset by higher corporate costs and loss of income from connections services.

Metering operating profit was up 6% at £103m. Growth in our competitive metering business, particularly in the electricity market, continues to more than offset a decline in regulated metering revenue, with 827,000 new meters installed in 2006/07, an increase of over 40% on the prior year. During the year capital investment in our metering business increased to £149m, and as competition and smart metering develop, we see attractive opportunities for investment going forward.

In June 2005, Ofgem initiated an investigation under the Competition Act into certain aspects of our domestic gas metering activities. Following this, in May 2006 Ofgem issued a Statement of Objections detailing why it believed our conduct amounted to a breach under the Act. We presented a full rebuttal in August 2006 and demonstrated there was no evidence relating to the original allegations. We also showed that new entrants’ share of the market for new and replacement gas meters had developed at a remarkable rate. In April 2007, Ofgem issued a further Statement of Objections. We are working to provide a full response and believe it is in the interests of all that this is brought to a swift and final conclusion.

Our Grain LNG business recorded its first full year contribution from Phase I operations. Phase I provides an annual LNG import capacity of around 3 million tonnes, and delivered an operating profit of £9m in 2006/07. Construction of our Phase II capacity extension is on track, and is expected to be operational in late 2008. Phase II adds three new LNG tanks, increasing our annual import capacity to around 10 million tonnes. Today we are pleased to announce a further expansion of the site, with investment of around £310m to add a further LNG tank and a second unloading jetty. This Phase III is expected to complete in 2010 and will increase the total annual LNG import capacity of the terminal to around 15 million tonnes, representing around 20% of total UK gas demand. These investments are all underpinned by long-term, take or pay contracts.

Sales of land and property surplus to our operational requirements were in line with the prior year, delivering an operating profit of £86m.

We are close to finalising negotiations with suppliers for BritNed, a 50/50 joint venture with TenneT, the Dutch electricity transmission owner, to construct an electricity interconnector between the electricity transmission systems in the UK and the Netherlands. Subject to receiving the required exemption from our regulators, we will invest around £200m. BritNed will make a significant contribution to the UK’s security of electricity supply from commissioning, expected in 2010.

Looking ahead, we will continue to focus on improving operational efficiency in these businesses, and capital investment in these niche areas within the UK and US electricity and gas markets will continue to be a key profit driver. In total, capital investment in our non-regulated activities is expected to reach around £1.8bn by March 2012.

BOARD CHANGES

In January 2006 we announced that Steve Holliday would take over as Chief Executive on 1 January 2007, following the retirement of Roger Urwin.

During the year we announced three further Board changes. Mark Fairbairn was appointed to the Board on 1 January 2007 as Executive Director responsible for Gas Distribution. Mark was formerly Chief Operating Officer for Gas Distribution in the UK. Linda Adamany joined the Board as a Non-executive Director on 1 November 2006. Linda is a Group Vice President of BP Refining and Marketing and has over 25 years experience in the energy sector. Mike Jesanis stepped down from the Board as Executive Director responsible for US Distribution, and left the company on 31 December 2006.

Paul Joskow, one of our Non-executive Directors, has today announced his intention to step down from the Board after the Annual General Meeting in July. He has been a member of the Board since 2000 and his support and advice have been greatly valued throughout this time.

RETURN DEFINITIONS

The financial returns we have reported today are designed to give greater transparency on National Grid’s relative performance, and our performance against regulatory contracts. These are the metrics by which we will judge the performance of our various businesses and we will report against them on an annual basis.

NATIONAL GRID RETURN ON EQUITY (NOMINAL)

This metric captures the total operational and financial performance of the company.

Calculation: IFRS adjusted profit after tax divided by the equity base

•

IFRS adjusted profit after tax excludes US stranded cost recoveries and is adjusted for regulatory depreciation; capitalisation adjustment, mainly for mains replacement (repex) in Gas Distribution in the UK; pensions; and indexation on UK regulatory asset value.

•

Equity base is equal to total UK regulatory asset value; plus total capital invested in our US businesses; plus net assets for our non-regulated and other businesses; minus net debt as reported under IFRS.

UK OPERATIONAL RETURN (REAL)

(Electricity transmission – UK; Gas transmission – UK; Gas distribution – UK)

This metric is comparable to the “vanilla return” used by Ofgem.

Calculation: (IFRS adjusted operating profit minus current tax) divided by regulatory asset value

•

IFRS adjusted operating profit is as reported on a Business performance§ basis, adjusted for regulatory depreciation; capitalisation of mains replacement (repex) in Gas Distribution in the UK; and pensions.

•	Current tax is the tax charge as reported on a regulatory basis.

US REGULATED RETURN ON EQUITY (NOMINAL)

(Electricity transmission – New England; Electricity distribution – Massachusetts; Electricity transmission & distribution and gas distribution – New York)

This metric is a US GAAP metric as calculated annually (financial year to 31 March for New England Power; calendar year to 31 December in Massachusetts; 12 month period to 31 October in New York) and reported to our regulators for our US distribution rate plans.

Calculation: Regulated net income divided by equity rate base

•	Regulated net income is adjusted for earned savings in New York.
•	Equity rate base for our distribution rate plans is as reported to our regulators. For New England Power the rate base applied is the common equity excluding goodwill.

Worked examples will also be available at www.nationalgrid.com

_________________________

§Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items and remeasurements. Remeasurements are movements in the carrying value of financial instruments and of commodity contracts that arise from changes in mark-to-market values or in exchange rates and are reflected in the income statement to the extent that hedge accounting is not achieved or is not fully effective. Further details are provided in Note 3 on page 23. A reconciliation of Business performance (including US stranded cost recoveries of £423m, £254m after tax) to Statutory results is provided in the consolidated income statement on page 16.

CONTACTS

National Grid:

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

Brunswick
Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333(m)

An analyst presentation will be held at The London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 9:15am (UK time) today.

Live telephone coverage of the analyst presentation - password National Grid

Dial in number	+44 (0)20 7081 9429
US dial in number	+1 866 43 27 186

Telephone replay of the analyst presentation (available until 31 May 2007)

Dial in number	+44 (0)20 8196 1998
US dial in number	+1 866 583 1035
Account number	869448

A live web cast of the presentation will also be available at www.nationalgrid.com

Photographs are available on www.newscast.co.uk

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, including those required to complete the proposed acquisition of KeySpan when or as planned, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced acquisitions with our existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of our non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of our pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see our filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the “Risk Factors” and “Operating and Financial Review” sections in our most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

CONSOLIDATED INCOME STATEMENT for the years ended 31 March		2007	2006*
	Notes	£m	£m
		==========	==========
Revenue	2a	8,695	8,868
Other operating income		83	80
Operating costs		(6,265)	(6,574)
		------------------	------------------
Operating profit
- Before exceptional items and remeasurements	2b	2,454	2,457
- Exceptional items and remeasurements	3	59	(83)
Total operating profit	2c	2,513	2,374

Interest income and similar income	4	1,144	1,036
Interest expense and other finance costs
- Before exceptional items and remeasurements		(1,691)	(1,638)
- Exceptional items and remeasurements	3	(217)	(57)
	4	(1,908)	(1,695)

Share of post-tax results of joint ventures		2	3
		------------------	------------------
Profit before taxation
- Before exceptional items and remeasurements		1,909	1,858
- Exceptional items and remeasurements	3	(158)	(140)
Total profit before taxation		1,751	1,718
Taxation
- Before exceptional items and remeasurements	5	(611)	(565)
- Exceptional items and remeasurements	3	170	30
Total taxation		(441)	(535)
		------------------	------------------
Profit from continuing operations after taxation
- Before exceptional items and remeasurements		1,298	1,293
- Exceptional items and remeasurements		12	(110)
Profit for the year from continuing operations		1,310	1,183

Profit for the year from discontinued operations
- Before exceptional items and remeasurements	6	104	77
- Exceptional items and remeasurements	6	(18)	2,590
		86	2,667
		------------------	------------------
Profit for the year		1,396	3,850
		==========	==========
Attributable to:
- Equity shareholders of the parent		1,394	3,848
- Minority interests		2	2
		------------------	------------------
		1,396	3,850
		==========	==========

Earnings per share from continuing operations
- Basic	7a	48.1p	41.6p
- Diluted	7b	47.8p	41.4p
Earnings per share
- Basic	7a	51.3p	135.6p
- Diluted	7b	50.9p	135.0p
		==========	==========
Dividends per ordinary share: paid during the year	8	26.8p	25.4p
Dividends per ordinary share: approved or proposed to be paid		28.7p	26.1p
		=========	==========

* Comparatives have been adjusted to reclassify amounts relating to discontinued operations

CONSOLIDATED BALANCE SHEET at 31 March		2007	2006
	Note	£m	£m
		=========	=========
Non-current assets
Goodwill		1,480	2,142
Other intangible assets		144	321
Property, plant and equipment		18,895	18,935
Investments in joint ventures		5	12
Deferred tax assets		-	159
Other receivables		73	38
Financial and other investments		132	148
Derivative financial assets		380	351
		------------------	------------------
Total non-current assets		21,109	22,106
		------------------	------------------
Current assets
Other intangible assets		2	41
Inventories		106	108
Trade and other receivables		1,236	1,519
Financial and other investments		2,098	384
Derivative financial assets		277	314
Cash and cash equivalents		1,593	1,452
		-------------------	-------------------
Total current assets		5,312	3,818
		-------------------	-------------------
Assets of businesses held for sale		1,968	-
		-------------------	-------------------
Total assets		28,389	25,924
		-----------------	-----------------
Current liabilities
Bank overdrafts		(6)	(3)
Borrowings		(1,025)	(2,839)
Derivative financial liabilities		(235)	(92)
Trade and other payables		(1,852)	(2,095)
Current tax liabilities		(75)	(419)
Provisions		(167)	(235)
		-------------------	-------------------
Total current liabilities		(3,360)	(5,683)
		------------------	------------------
Non-current liabilities
Borrowings		(14,686)	(10,287)
Derivative financial liabilities		(184)	(130)
Other non-current liabilities		(1,475)	(1,719)
Deferred tax liabilities		(2,389)	(2,161)
Pensions and other post-retirement benefit obligations		(1,282)	(1,915)
Provisions		(427)	(536)
		-------------------	-------------------
Total non-current liabilities		(20,443)	(16,748)
		-------------------	-------------------
Liabilities of businesses held for sale		(450)	-
		-------------------	-------------------
Total liabilities		(24,253)	(22,431)
		-------------------	-------------------
Net assets		4,136	3,493
		==========	==========
Equity
Called up share capital		308	310
Share premium account		1,332	1,316
Retained earnings		7,635	6,817
Other reserves		(5,150)	(4,961)
		-------------------	---------------- ---
Total parent company shareholders’ equity		4,125	3,482
Minority interests		11	11
		-------------------	-------------------
Total equity		4,136	3,493
		==========	==========

Net debt (net of related derivative financial instruments) included above	12	11,788	10,850
		-------------------	-------------------

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE for the years ended 31 March
	2007	2006
	£m	£m
	==========	==========
Exchange adjustments	(179)	141
Actuarial net gain	365	181
Net gains/(losses) taken to equity in respect of cash flow hedges	47	(12)
Transferred to profit or loss on cash flow hedges	(45)	(20)
Net (losses)/gains taken to equity on available-for-sale investments	(3)	4
Transferred to profit or loss on sale of available-for-sale investments	(1)	(1)
Tax on items taken directly to or transferred from equity	(81)	(43)
	------------------	------------------
Net income recognised directly in equity	103	250
Profit for the year	1,396	3,850
	------------------	------------------
Total recognised income and expense for the year	1,499	4,100
	==========	==========
Attributable to:
- Equity shareholders of the parent	1,498	4,097
- Minority interests	1	3
	------------------	------------------
	1,499	4,100
	==========	==========

Effect of change in accounting policy – IAS 39 (i)	-	(43)
	==========	==========

(i) IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ were adopted prospectively with effect from 1 April 2005, in accordance with the transition provisions of IFRS1. The impact of IAS 39 attributable to minority interests was £nil.

CONSOLIDATED CASH FLOW STATEMENT for the years ended 31 March	2007	2006*
	£m	£m
	==========	==========
Cash flows from operating activities
Total operating profit	2,513	2,374
Adjustments for:
Exceptional items and remeasurements	(59)	83
Depreciation and amortisation	871	888
Share-based payment charge	15	14
Changes in working capital	18	(206)
Changes in provisions	(57)	(25)
Changes in pensions and other post-retirement benefit obligations	(125)	(40)
Cash flows relating to exceptional items	(86)	(115)
	-------------------	-------------------
Cash flows generated from continuing operations	3,090	2,973
Cash flows relating to discontinued operations	181	138
	-------------------	-------------------
Cash generated from operations	3,271	3,111
Tax paid – continuing operations	(310)	(103)
Tax paid – discontinued operations	(3)	(37)
	-------------------	-------------------
Net cash inflow from operating activities	2,958	2,971
	-------------------	-------------------
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(269)	-
Sale of investments in joint ventures and other investments	19	8
Purchases of intangible assets	(33)	(15)
Purchases of property, plant and equipment	(2,185)	(1,657)
Disposals of property, plant and equipment	21	18
Net movements in financial investments	(1,725)	25
Dividends received from joint ventures	-	2
	-------------------	-------------------
Cash flows used in continuing operations - investing activities	(4,172)	(1,619)
Cash flows relating to discontinued operations
- disposal proceeds	27	5,750
- other investing activities and acquisition of subsidiaries, net of cash acquired	(132)	(209)
	-------------------	-------------------
Net cash flow (used in)/ from investing activities	(4,277)	3,922
	-------------------	-------------------
Cash flows from financing activities
Proceeds from issue of share capital	16	54
Increase/(decrease) in borrowings and related derivatives	3,045	(2,304)
Net interest paid	(597)	(704)
Exceptional finance costs on the repayment of debt	(45)	(49)
Dividends paid to shareholders	(730)	(745)
Cash paid to shareholders under B share scheme	(26)	(1,957)
Repurchase of share capital and purchase of treasury shares	(169)	(7)
	-------------------	-------------------
Net cash flow from /(used in) financing activities	1,494	(5,712)
	-------------------	-------------------

Net increase in cash and cash equivalents	175	1,181
Exchange movements	(14)	14
Amounts reclassified as assets of businesses held for sale	(23)	-
Net cash and cash equivalents at start of year (i)	1,449	254
	-------------------	-------------------
Net cash and cash equivalents at end of year (i)	1,587	1,449
	=========	=========

*Comparatives have been adjusted to reclassify amounts relating to discontinued operations.

i)	Net of bank overdrafts.

NOTES TO THE PRELIMINARY ANNOUNCEMENT

1. Basis of preparation

The financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985, has been derived from the statutory accounts for the year ended 31 March 2007, which will be filed with the Registrar of Companies in due course. Statutory accounts for the year ended 31 March 2006 have been filed with the Registrar of Companies. The auditors’ report on both these statutory accounts was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

The financial information included in this announcement has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2007 as set out in National Grid’s Annual Report and Accounts for the year ended 31 March 2007. These accounting policies are consistent with those that applied in the preparation of our accounts for the year ended 31 March 2006, as amended for new standards and interpretations adopted during the year ended 31 March 2007.

The new standards and interpretations which have been adopted by National Grid for the year ended 31 March 2007 were as follows:

•	International Financial Reporting Interpretations Committee (IFRIC) 4 – Determining whether an arrangement contains a lease
•	IFRIC 5 – Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
•	IFRIC 6 – Liabilities arising from participating in a specific market – Waste electrical and electronic equipment
•	IFRIC 7 – Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies
•	Amendment to IAS 39 – Financial Instruments: Recognition and Measurement: The Fair Value Option
•	Amendment to IAS 39 – Financial Instruments: Recognition and Measurement, and IFRS 4 Insurance Contracts: Financial Guarantee Contracts
•	Amendment to IAS 21 - The Effects of Changes in Foreign Exchange Rates

The adoption of new accounting standards and interpretations did not have a material impact on the financial results or position of the Company and its subsidiary undertakings for the year ended 31 March 2007.

The following interpretations have not been adopted for the year ended 31 March 2007: IFRS 8 – Operating segments, Amendment to IAS 23 – Borrowing costs, IFRIC 8 – Scope of IFRS 2, IFRIC 9 – Reassessment of Embedded Derivatives, IFRIC 10 – Interim financial reporting and impairment, IFRIC 11 – IFRS2 Group and treasury share transactions, and IFRIC 12 – Service concession arrangements.

During the year ended 31 March 2007 our wireless infrastructure business and our Basslink Interconnector business in Australia met the criteria to be classified as assets held for sale and have been presented as discontinued operations. The comparative results have been adjusted accordingly.

This announcement was approved by the Board of Directors on 16 May 2007.

2. Segmental analysis

Segmental information is presented in accordance with the management responsibilities and economic characteristics, including consideration of risks and returns, of business activities. The Company assesses the performance of its businesses principally on the basis of operating profit before exceptional items and remeasurements. The primary reporting format is by business and the secondary reporting format is by geographical area.

The following table describes the main activities for each business segment:

Transmission - UK	High-voltage electricity transmission networks, the gas transmission network in the UK, the UK liquefied natural gas (LNG) storage activities and the French electricity interconnector
Transmission - US	High-voltage electricity transmission networks in New York and New England
Gas Distribution - UK	Four of the eight regional networks of Great Britain’s gas distribution system
Gas Distribution - US	Gas distribution in New York and New England
Electricity Distribution - US	Electricity distribution in New York and New England
US stranded cost recoveries	The recovery of stranded costs from US electricity distribution customers as permitted by regulatory agreements

Other activities primarily relate to UK-based gas metering activities; UK property management; a UK LNG import terminal; engineering consulting and software; together with corporate activities, including business development.

Discontinued operations comprise broadcast and mobile telephone infrastructure solutions in the UK and the US and an electricity interconnector in Australia. The wireless infrastructure operations in the UK were sold on 3 April 2007.

Our segments have changed from that previously reported as a consequence of changes in organisational and management structure; the classification of wireless infrastructure (previously a segment) and our Australian interconnector business as discontinued; and the acquisition from Southern Union Company of its gas distribution network in Rhode Island on 24 August 2006. In particular, our US electricity distribution and US gas distribution operations are now reported as separate segments. The segment results for the year ended 31 March 2006 have been re-presented to reflect these changes.

Discontinued operations also include the operations of the four UK gas distribution networks that were sold on 1 June 2005. The results for discontinued operations are disclosed in note 6.

Sales between businesses are priced having regard to the regulatory and legal requirements to which the businesses are subject.

a)	Revenue

Years ended 31 March	2007	2006
	£m	£m
	==========	=========
Business segments – continuing operations
Transmission - UK	2,816	2,710
Transmission - US	270	310
Gas Distribution - UK	1,193	1,222
Gas Distribution - US	638	571
Electricity Distribution - US	3,004	3,134
US stranded cost recoveries	426	517
Other activities	567	701
Sales between businesses	(219)	(297)
	-----------------	----------------
Revenue	8,695	8,868
	==========	=========

Total excluding US stranded cost recoveries	8,269	8,351
US stranded cost recoveries	426	517
	-----------------	----------------
	8,695	8,868
	==========	==========
Geographical segments
UK	4,397	4,374
US	4,298	4,494
	-----------------	-----------------
Revenue	8,695	8,868
	==========	==========

2. Segmental analysis (continued)

b)	Operating profit – before exceptional items and remeasurements
Years ended 31 March	2007	2006
	£m	£m
	==========	=========
Business segments – continuing operations
Transmission - UK	946	844
Transmission - US	108	127
Gas Distribution - UK	409	483
Gas Distribution - US	71	47
Electricity Distribution - US	364	317
US stranded cost recoveries	423	489
Other activities	133	150
	-------------------	-----------------
Operating profit before exceptional items and remeasurements	2,454	2,457
	==========	==========
Total excluding US stranded cost recoveries	2,031	1,968
US stranded cost recoveries	423	489
	-------------------	-----------------
	2,454	2,457
	==========	==========
Geographical segments
UK	1,491	1,478
US	963	979
	-------------------	-----------------
Operating profit before exceptional items and remeasurements	2,454	2,457
	==========	==========

c)	Operating profit – after exceptional items and remeasurements

Years ended 31 March	2007	2006
	£m	£m
	==========	=========
Business segments – continuing operations
Transmission - UK	936	843
Transmission - US	107	127
Gas Distribution - UK	412	432
Gas Distribution - US	67	47
Electricity Distribution - US	355	317
US stranded cost recoveries	504	440
Other activities	132	168
	-----------------	---------------
Operating profit after exceptional items and remeasurements	2,513	2,374
	==========	=========
Total excluding US stranded cost recoveries	2,009	1,934
US stranded cost recoveries	504	440
	-----------------	---------------
	2,513	2,374
	==========	=========
Geographical segments
UK	1,482	1,423
US	1,031	930
Rest of the World	-	21
	-----------------	---------------
Operating profit after exceptional items and remeasurements	2,513	2,374
	==========	=========

3. Exceptional items and remeasurements

Exceptional items and remeasurements are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are material, either by their nature or their size, to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Items of income or expense that are considered by management for designation as exceptional items include such items as significant restructurings, write-downs or impairments of non-current assets, material changes in environmental or decommissioning provisions, integration of acquired businesses and gains or losses on disposals of businesses or investments. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective.

Years ended 31 March	2007	2006
	£m	£m
	==========	==========

Exceptional items – restructuring costs (i)	22	55
Exceptional items – profit on sale and reversal of impairment (ii)	-	(21)
Remeasurements – commodity contracts (iii)	(81)	49
Total exceptional items and remeasurements included within operating profit	(59)	83

Exceptional finance costs (iv)	45	49
Remeasurements – commodity contracts (iii)	19	14
Remeasurements – net losses/(gains) on derivative financial instruments (v)	153	(6)
Total exceptional items and remeasurements included within finance costs	217	57
	-------------------	-----------------
Total exceptional items and remeasurements before taxation	158	140
	==========	==========

Tax on restructuring costs (i)	(12)	(7)
Tax on commodity contract remeasurements (iii)	25	(25)
Tax on exceptional finance costs (iv)	(14)	(15)
Tax on derivative financial instrument remeasurements (v)	(169)	17
	-------------------	-----------------
Tax on exceptional items and remeasurements	(170)	(30)
	==========	==========
Total exceptional items and remeasurements	(12)	110
	==========	==========

Total exceptional items after taxation	41	61
Total commodity contract remeasurements after taxation	(37)	38
Total derivative financial instrument remeasurements after taxation	(16)	11
	-------------------	-----------------
Total exceptional items and remeasurements after taxation	(12)	110
	==========	==========

i)

Restructuring costs relate to planned cost reduction programmes in the UK and US (2006: UK only) businesses. For the year ended 31 March 2007, restructuring costs included pension related costs of £10m arising as a result of redundancies (2006: £25m).

ii)	Reversal of a prior year impairment of £13m related to National Grid’s investment in Copperbelt Energy Corporation (CEC) and a gain on disposal of an investment in Energis Polska of £8m.
iii)

Remeasurements – commodity contracts represent mark-to-market movements on certain commodity contract obligations, primarily indexed-linked swap contracts, in the US. Under the existing rate plans in the US, commodity costs are fully recovered from customers, although the pattern of recovery may differ from the pattern of costs incurred. These movements are comprised of those impacting operating profit which are based on the change in the commodity contract liability and those impacting finance costs as a result of changing discount rates due to market fluctuations.

iv)

Exceptional finance costs for the year ended 31 March 2007 represent debt redemption costs related to the restructuring of our debt portfolio. For 2006 these related to costs incurred on the early redemption of debt following the disposal of four gas distribution networks (£39m), together with issue costs associated with the B share scheme (£10m).

v)

Remeasurements – net losses/(gains) on derivative financial instruments comprise losses and gains arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in equity or offset by adjustments to the carrying value of debt. These remeasurements include a loss of £126m (2006: £nil) relating to pre-tax losses on investment related derivative financial instruments that offset on a post-tax basis. The tax credit includes a £56m adjustment in respect of prior years (2006: £nil).

4. Finance income and costs

Years ended 31 March	2007	2006
	£m	£m
	===========	==========
Pensions – expected return on scheme assets	926	901
Interest income on financial instruments	218	135
	-------------------	-----------------
Interest income and similar income	1,144	1,036
	===========	==========

Pensions – interest on scheme liabilities	(869)	(889)
Interest expense on financial liabilities (and related derivatives)	(871)	(791)
Exceptional debt redemption and B share issue costs	(45)	(49)
Unwinding of discounts on provisions	(21)	(18)
Less: interest capitalised	70	60
	-------------------	-----------------
Interest expense	(1,736)	(1,687)

Net losses on derivative financial instruments and commodity contracts	(172)	(8)
	-------------------	-----------------
Interest expense and other finance costs	(1,908)	(1,695)
	===========	==========
Net finance costs	(764)	(659)
	===========	==========
Comprising:
Net finance costs excluding exceptional finance costs and remeasurements	(547)	(602)
Exceptional items and remeasurements (note 3)	(217)	(57)
	-------------------	-----------------
	(764)	(659)
	===========	==========

5. Taxation

Years ended 31 March	2007	2006
	£m	£m
	===========	==========
United Kingdom
Corporation tax at 30%	66	269
Adjustment in respect of prior years (i)	(28)	(8)
Deferred tax (ii)	177	-
	-------------------	-----------------
	215	261
	===========	==========
Overseas
Corporate tax	109	122
Adjustment in respect of prior years	(149)	23
Deferred tax (ii)	266	129
	-------------------	-----------------
	226	274
	===========	==========
Taxation	441	535
	===========	==========
Comprising:
Taxation excluding exceptional items and remeasurements	611	565
Taxation exceptional items and remeasurements (note 3)	(170)	(30)
	-------------------	-----------------
	441	535
	===========	==========

i) The UK corporation tax adjustment in respect of prior years includes £51m (2006: £nil) that relates to exceptional items and remeasurements.

ii) Included within the deferred tax charge is an amount relating to prior years of £73m (2006: £35m tax credit) before exceptional items and remeasurements and £68m (2006: £35m tax credit) after exceptional items and remeasurements respectively

.

6. Discontinued operations

During the year, our wireless infrastructure operations in the UK and US and Australian interconnector were reclassified as businesses held for sale in the expectation that they will be disposed of during the year ending 31 March 2008. The wireless infrastructure business in the UK was sold on 3 April 2007. During the year ended 31 March 2006, holdings in four of the eight UK gas distribution networks were disposed of.

Results of discontinued operations

Years ended 31 March	2007	2006
	£m	£m
	==========	==========
Revenue	383	493
Operating costs	(321)	(382)
	------------------	-----------------

Operating profit before exceptional items	117	131
Exceptional items (i)	(55)	(20)
Total operating profit from discontinued operations	62	111

Net finance costs before remeasurement finance income	(2)	(4)
Remeasurement finance income (ii)	37	-
	-------------------	-----------------
Profit before tax from discontinued operations	97	107

Taxation	(11)	(45)
	-------------------	-----------------
Profit after tax from discontinued operations	86	62
	-------------------	-----------------

Gain on disposal of gas distribution networks	-	2,636
Taxation	-	(31)
	-------------------	-----------------
Gain on disposal of discontinued operations	-	2,605
	-------------------	-----------------
Total profit for the year from discontinued operations
- Before exceptional items and remeasurements	104	77
- Exceptional items and remeasurements	(18)	2,590
	86	2,667
	==========	==========

i)

The operating exceptional item for the year ended 31 March 2007 related to an impairment of goodwill within US wireless infrastructure operations. Operating exceptional items for the year ended 31 March 2006 related to a fine (£15m) incurred in respect of a breach of health and safety laws in 1999 and to restructuring costs (£5m).

ii)

Remeasurement finance income for the year ended 31 March 2007 comprised £24m relating to the recognition of gains on the termination of a hedging arrangement and to £13m of subsequent mark-to-market gains.

7. Earnings per share

a) Basic earnings per share

Years ended 31 March	2007	2007	2006	2006
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence
	=========	========	========	========
Adjusted earnings – continuing operations	1,296	47.7	1,291	45.5
Exceptional items after taxation	(41)	(1.5)	(61)	(2.2)
Commodity contract remeasurements after taxation	37	1.3	(38)	(1.3)
Derivative financial instrument remeasurements after taxation	16	0.6	(11)	(0.4)
	---------------	--------------	--------------	--------------
Earnings – continuing operations	1,308	48.1	1,181	41.6
	=========	========	========	========
Adjusted earnings – discontinued operations	104	3.8	77	2.7
Gain on disposal of gas distribution networks after taxation	-	-	2,605	91.8
Other exceptional items after taxation	(18)	(0.6)	(15)	(0.5)
	---------------	--------------	--------------	--------------
Earnings – discontinued operations	86	3.2	2,667	94.0
	=========	========	========	========
Basic earnings	1,394	51.3	3,848	135.6
	=========	========	========	========
		millions		millions
		========		========
Weighted average number of shares – basic		2,719		2,837
		========		========

b) Diluted earnings per share

Years ended 31 March	2007	2007	2006	2006
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence
	========	========	========	========
Adjusted diluted earnings – continuing operations	1,296	47.4	1,291	45.3
Exceptional items after taxation	(41)	(1.5)	(61)	(2.2)
Commodity contract remeasurements after taxation	37	1.3	(38)	(1.3)
Derivative financial instrument remeasurements after taxation	16	0.6	(11)	(0.4)
	---------------	--------------	--------------	--------------
Diluted earnings – continuing operations	1,308	47.8	1,181	41.4
	=========	========	========	========
Adjusted diluted earnings – discontinued operations	104	3.8	77	2.7
Gain on disposal of gas distribution networks after taxation	-	-	2,605	91.4
Other exceptional items after taxation	(18)	(0.7)	(15)	(0.5)
	---------------	--------------	--------------	--------------
Diluted earnings – discontinued operations	86	3.1	2,667	93.6
	=========	========	========	========
Diluted earnings	1,394	50.9	3,848	135.0
	=========	========	========	========
		millions		millions
		=======		=======
Weighted average number of shares – diluted		2,737		2,851
		=======		=======

8. Dividends

The following table shows the dividends paid to equity shareholders:

Years ended 31 March	2007	2007	2006	2006
	pence (per ordinary share)	£m	pence (per ordinary share)	£m
	==========	=========	=========	=========
Ordinary dividends
Interim dividend for the year ended 31 March 2007	10.9	297	-	-
Final dividend for the year ended 31 March 2006	15.9	433	-	-
Interim dividend for the year ended 31 March 2006	-	-	10.2	276
Final dividend for the year ended 31 March 2005	-	-	15.2	469
	------------------	-----------------	----------------	------------------
	26.8	730	25.4	745
	==========	=========	=========	=========

In addition, the Directors are proposing a final dividend for 2007 of 17.8p per share that will absorb £481m of shareholders’ equity. It will be paid on 22 August 2007 to shareholders who are on the register of members on 8 June 2007.

9. Acquisitions

On 24 August 2006, the acquisition from Southern Union Company of its Rhode Island gas distribution network was completed for total consideration of £269m, including acquisition costs of £3m. The goodwill arising on the acquisition was £144m. Goodwill principally relates to synergies, cost improvements, market and regulatory position, the assembled workforce and the potential for future growth.

The acquired operations form part of the Gas Distribution business and are presented within the Gas Distribution – US segment.

Fair value
£m
==========
Intangible assets	9
Property, plant and equipment	142
Inventories	19
Trade and other receivables	39
Deferred tax assets	11
Current liabilities	(20)
Borrowings	(48)
Pensions and other post-retirement benefit obligations	(19)
Provisions	(8)
------------------
Net assets acquired	125

Goodwill arising on acquisition	144
------------------
Total consideration	269
==========

In the consolidated income statement for the year ended 31 March 2007 the operating profit of the Rhode Island gas distribution network was £17m representing the post-acquisition results for the acquired business. If the Rhode Island gas distribution network had been acquired on 1 April 2006, the results would not have been materially different. The fair values at acquisition have been updated from the provisional fair values reported in our half year results announcement.

Other acquisitions that were carried out during the year ended 31 March 2007 were those of telecommunications tower operations in the US. The book value and fair value of assets acquired was £72m compared with total cash consideration of £85m, giving rise to goodwill of £13m. Following the decision by management to exit our wireless infrastructure operations these acquisitions have been reported within discontinued operations and are presented in the balance sheet as businesses held for sale.

10. Reconciliation of movements in total equity

Years ended 31 March	2007	2006
	£m	£m
	=========	=========
Opening total equity	3,493	2,078

Changes in total equity for the year
Net income recognised directly in equity	103	250
Profit for the year	1,396	3,850
Equity dividends	(730)	(745)
Return of capital to shareholders through B share scheme	-	(2,009)
Issue of ordinary share capital	16	28
Repurchase of shares	(169)	-
Other movements in minority interests	(1)	(2)
Movement in shares held in employee share trusts	-	19
Share-based payment	15	17
Tax on share-based payment	13	7
	-----------------	-----------------
Closing total equity	4,136	3,493
	=========	=========

11. Reconciliation of net cash flow to movement in net debt

Years ended 31 March	2007	2006
	£m	£m
	==========	==========
Movement in cash and cash equivalents	175	1,181
Increase/(decrease) in financial investments	1,725	(25)
(Increase)/decrease in borrowings and related derivatives (i)	(3,045)	2,304
Cash paid to shareholders under B share scheme	26	1,957
Net interest paid	597	704
	------------------	-----------------
Change in net debt resulting from cash flows	(522)	6,121
Changes in fair value of financial assets and liabilities and exchange movements	331	(299)
Issue of B shares	-	(2,009)
Net interest charge	(655)	(660)
Acquisition of subsidiary undertaking	(48)	-
Amounts reclassified to businesses held for sale	(42)	-
Other non-cash movements	(2)	(17)
	-------------------	------------------
Movement in net debt (net of related derivative financial instruments) in the year	(938)	3,136
Net debt at start of year	(10,850)	(13,986)
	-------------------	------------------
Net debt (net of related derivative financial instruments) at end of year	(11,788)	(10,850)
	==========	==========

i) Increase in borrowings and related derivatives for the year ended 31 March 2007 comprises proceeds from loans received of £5.5bn less payments to repay loans of £2.3bn and net movement in short-term borrowings of £(0.2)bn.

12. Net debt

At 31 March	2007	2006
	£m	£m
	==========	==========
Cash and cash equivalents	1,593	1,452
Bank overdrafts	(6)	(3)
	-------------------	------------------
Net cash and cash equivalents	1,587	1,449
Financial investments	2,098	384
Borrowings	(15,711)	(13,126)
	-------------------	------------------
	(12,026)	(11,293)

Net debt related derivative financial assets	657	665
Net debt related derivative financial liabilities	(419)	(222)
	-------------------	------------------
Net debt (net of related derivative financial instruments)	(11,788)	(10,850)
	==========	==========

13. Commitments and contingencies

At 31 March	2007	2006
	£m	£m
	===========	==========
Future capital expenditure contracted for but not provided	1,554	1,343
Commitments under non-cancellable operating leases	800	831
Obligations to purchase energy under long-term contracts (i)	3,731	4,675
Guarantees (ii)	229	149
Other commitments and contingencies (iii)	308	185
	===========	==========

i)	In addition, power commitments under commodity contracts recorded at fair value and incorporated in Trade and other payables and other non-current liabilities were £389m (2006: £778m).

ii)     Details of the guarantees entered into by the Company or its subsidiary undertakings at 31 March 2007 are shown below:

a)	a guarantee of £50m of the obligations of a subsidiary undertaking to make payments in respect of any liabilities under a meter operating contract that runs until May 2008;
b)

an uncapped guarantee, for which the maximum liability is estimated at £40m, to The Crown Estates in support of the transfer of the interconnector between France and England to National Grid Interconnectors Limited as part of the Licence to Assign Lease. This is ongoing;

c)

a guarantee in support of the payment obligations of a subsidiary undertaking in respect of a combined heat and power plant which will increase to approximately £40m in February 2010. This reduces following commissioning, expected to be in February 2010, by £2m per annum until it expires in 2027;

d)	guarantees of £20m relating to certain property obligations of subsidiary undertakings. The bulk of these expire by December 2025;
e)	guarantees in respect of a former associate amounting to £14m, the bulk of which relates to its obligations to supply telecommunications services. These are open-ended;
f)

a guarantee of the payment obligations of a subsidiary undertaking in respect of a power connection agreement amounting to a maximum potential payout of £14m subject to a cap of £7m per annum. This runs until December 2024;

g)	indemnities estimated to be up to a maximum of £14m given to the trustees of a defined contribution pension scheme. These are open ended;
h)

a guarantee of the payment obligations of a subsidiary undertaking in respect of a nitrogen supply agreement amounting to a maximum potential payout of £12m subject to a cap of £1m per annum. This runs until November 2019; and

i)	other guarantees amounting to £25m arising in the normal course of business and entered into on normal commercial terms. These guarantees run for varying lengths of time.

Subsequent to 31 March 2007, we issued letters of support to third parties currently amounting to approximately £193m in total relating to the Britned project. In addition, we entered into a guarantee in favour of a third party of approximately £260m with respect to the construction contract for Phase III of the Grain LNG import terminal.

iii)	Includes commitments largely relating to gas purchasing and property remediation of £198m (2006: £114m). The value of other commitments and contingencies relating to businesses held for sale was £62m.

KeySpan

We have agreed to purchase KeySpan Corporation, a US utility company for $7.3bn (£3.7bn), conditional on regulatory approval.

Amounts receivable under sublease arrangements:

The total of future minimum sublease payments expected to be received under non-cancellable subleases is £32m (2006:£26m).

Litigation and claims:

National Grid, together with the Environment Agency, sought judicial review to clarify the legal position with regard to the remediation of a site in Bawtry, Yorkshire, a former gas site which was not part of the assets that formed part of the gas privatisation in 1986 and therefore had never been owned by National Grid. On 17 May 2006, the High Court found in favour of the Environment Agency. However, the judgement concluded that the matters raised in the proceedings were of considerable general importance and permission to apply for leave to appeal directly to the House of Lords was granted.

A hearing before the House of Lords has been set for 21 and 22 May 2007 and a judgement is expected in the summer of 2007. We remain convinced of our case that National Grid has no legal liability with respect to the site in Bawtry, nor for other former UK gas sites which did not form part of the assets we acquired at the time of privatisation, and believe that our position will be upheld by the House of Lords. At this stage we are unable to reliably estimate the impact of an adverse decision.

14. Subsequent event

On 3 April 2007, our wireless infrastructure operations in the UK were disposed of for cash proceeds of £2.5bn.

In April 2007, we also agreed to the sale of our US wireless infrastructure operations with completion expected in the summer of 2007 for proceeds of approximately $290m.

15. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of its US operations and US dollar transactions. The US dollar to sterling exchange rates used were:

31 March	2007	2006
	===========	===========
Closing rate applied at year end	1.97	1.74
Average rate applied for the year	1.91	1.79
	===========	===========

16. Differences between IFRS and US generally accepted accounting principles (“US GAAP”)

Summarised financial statements on a US GAAP basis and an explanation of the differences between IFRS and US GAAP as applied in preparing the consolidated accounts are set out in the Annual Report and Accounts. Details of the principal differences between IFRS and US GAAP are shown below.

a)	Reconciliation of profit from IFRS to US GAAP

The following is a summary of the material adjustments to net income that would have been required if US GAAP had been applied instead of IFRS:

Years ended 31 March	2007	2006	(i)
	£m	£m
	===========	============
Profit for the year attributable to equity shareholders under IFRS	1,394	3,848
	–––––––––––	–––––––––––
Adjustments to conform with US GAAP
Purchase accounting	(124)	(127)
US regulatory accounting	(474)	(269)
Pensions and other post-retirement benefits	(94)	(56)
Financial instruments	160	(108)
Severance costs and onerous lease costs	2	(63)
Revenue recognition	5	(48)
Discounting of provisions	3	(14)
Sale and leaseback	(19)	-
Current tax	15	-
Deferred taxation	295	208
Other	15	(1)
Discontinued operations	(32)	(2,349)
Discontinued operations – deferred tax	-	286
	–––––––––––	–––––––––––
	(248)	(2,541)
	–––––––––––	–––––––––––
Net income under US GAAP	1,146	1,307
	==========	==========
Basic earnings per share – US GAAP	42.2p	48.2p
Diluted earnings per share – US GAAP	41.9p	48.0p
	==========	==========

(i) Reclassified as a result of businesses qualifying as discontinued operations in 2006/07.

16. Differences between IFRS and US generally accepted accounting principles (“US GAAP”) (continued)

b)	Reconciliation of shareholders’ equity from IFRS to US GAAP

The following is a summary of the material adjustments to shareholders’ equity that would have been required if US GAAP had been applied instead of IFRS:

At 31 March	2007	2006
	£m	£m
	==========	============
Total shareholders’ equity under IFRS	4,125	3,482
	–––––––––––	––––––––––––
Adjustments to conform with US GAAP
Purchase accounting – property, plant and equipment	2,038	2,162
Purchase accounting – goodwill	2,648	2,689
US regulatory accounting	2,209	2,702
Pensions and other post-retirement benefits	-	886
Financial instruments	10	119
Revenue recognition	(37)	(42)
Intangible assets	26	28
Provisions	(142)	(154)
Non-reversal of impairments	(23)	(39)
Sale and leaseback	(19)	-
Deferred taxation	(1,477)	(2,090)
Other	(28)	4
	–––––––––––	––––––––––––
	5,205	6,265
	–––––––––––	––––––––––––
Shareholders’ equity under US GAAP	9,330	9,747
	==========	============